Lufthansa

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen/Datum Our Ref./Date	Telefon/Telefax Telephone/Telefax
	CGN IR, nr 11 September 2003	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

Ulrike Schlosser

Enclosures

dlw 9/22

03 SEP 17 AM 7:21

Lufthansa

Investor Info August 2003
including traffic figures

Change in capacity utilisation in August compared with previous year


80
75
70
%
65
60
55
50
2003
2002
PassengerLF
CargoLF
GroupLF

Passenger numbers climb back to prior-year level
In August 2003 Lufthansa and Lufthansa CityLine carried almost four million passengers. This brings the passenger count back up to the level achieved in August 2002 and also last month. The moderate increase in capacity coupled with a slight fall in sales caused the passenger load factor to slip 1.3 percentage points to 75.4 per cent. There was, however, a gratifying increase in the volume of traffic in the Americas, as well as the Middle East and Africa traffic regions, although not all the available capacity was sold on the marketplace. With capacity in the Asia/Pacific traffic region down significantly, the seat occupancy rate rose by 0.9 percentage points year-on-year to 82.7 per cent. Once again, the measures introduced to cut capacity and promote sales in Europe succeeded in raising the passenger load factor.
Lufthansa Cargo's traffic performance in August, which is generally a weak month, remained unsatisfactory. The volume of cargo transported fell by 5.2 per cent, sales by 2.9 per cent and the cargo load factor by 2.9 percentage points. The company has implemented a number of measures to combat the slump in demand, and there are faint signs of a slight upswing in the demand for airfreight services in the coming months.
The Group recorded an overall load factor (passengers and cargo) of 68.9 per cent, representing a year-on-year decline of 2.2 percentage points.

Reduction in working hours for ground staff ends
Lufthansa has reinstated a 37.5-hour working week for all its ground staff. In view of the higher traffic levels expected in the autumn months and growing travel demand, the Executive Board endorsed the proposal to end the reduction in working hours with effect from 1 September, although the earnings situation remains highly unsatisfactory. The other crisis management measures, including the recruitment freeze, are still in force.

Lufthansa's procurement department comes out tops
Lufthansa has been ranked number one in a survey of the procurement activities of 75 companies. It received 779 out of a possible 1,000 points awarded on the basis of an index developed by the University of St. Gallen, Switzerland, and Cell Consulting. Over the past three years Lufthansa has cut its purchasing costs by five per cent on average through the use of the trimondo e-procurement catalogue and by issuing invitations to tender and holding auctions on the Internet. Over 90 per cent of the Group's procurement is now handled online.

"Ready to fly": Last-minute offers on the Internet
Lufthansa is selling last-minute tickets via the Internet. Attractively priced tickets can be booked through www.lufthansa.com to four destinations, which change each week. "Ready to fly" is the latest addition to Lufthansa's expanding online offering.

The next **Investor Info** with the traffic figures for September 2003 is due on 10 October.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail:
investor.relations@dlh.de
Internet:
www.lufthansa-financials.com

09 September 2003

Traffic figures August 2003				
Lufthansa Passenger Business Group*	**August 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	3,906	-0.4	29,413	1.8
Available seat-kilometers (mio)	11,101	1.3	81,307	3.0
Revenue pax-kilometers (mio)	8,368	-0.4	59,110	0.6
Passenger load-factor (%)	75.4	- 1.3P.	72.7	- 1.7P.
Number of Flights	39,861	-7.9	325,878	0.5
Lufthansa Cargo AG	**August 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	124	-5.2	1,022	-4.5
Available Cargo tonne-km (mio)	936	1.8	7,157	2.1
Revenue Cargo tonne-km (mio)	572	-2.9	4,585	-1.7
Cargo load-factor (%)	61.1	- 2.9P.	64.1	- 2.5P.
Number of Flights	1,936	-3.8	15,487	-0.9
Lufthansa Group	**August 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	2,055	1.7	15,306	2.6
Revenue tonne-km (mio)	1,415	-1.4	10,540	-0.4
Overall load factor (%)	68.9	- 2.2P.	68.9	- 2.1P.
Number of Flights	41,797	-7.7	341,365	0.4
Traffic regions				
Europe (incl. Germany)	**August 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	2,937	- 2.0	22,950	+ 1.6
Available seat-kilometers (mio)	3,149	- 3.8	24,925	+ 1.8
Revenue pax-kilometers (mio)	2,119	- 0.3	15,690	+ 2.1
Passenger load-factor (%)	67.3	+ 2.4P.	62.9	+ 0.1P.
Cargo/mail in 1,000 tonnes	51	- 7.3	441	- 7.7
Available Cargo tonne-km (mio)	96	- 3.2	763	- 0.1
Revenue Cargo tonne-km (mio)	34	+ 2.0	289	- 2.9
Cargo load-factor (%)	35.6	+ 1.8P.	37.9	- 1.1P.
America (North and South)	**August 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	560	+ 9.1	3,597	+ 8.0
Available seat-kilometers (mio)	4,781	+ 10.5	31,991	+ 9.0
Revenue pax-kilometers (mio)	3,683	+ 3.4	24,833	+ 5.5
Passenger load-factor (%)	77.0	- 5.3P.	77.6	- 2.6P.
Cargo/mail in 1,000 tonnes	32	- 5.2	259	- 2.1
Available Cargo tonne-km (mio)	359	+ 2.2	2,630	+ 2.6
Revenue Cargo tonne-km (mio)	219	- 3.8	1,747	- 0.9
Cargo load-factor (%)	60.9	- 3.9P.	66.4	- 2.3P.
Asia/Pacific	**August 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	256	- 4.7	1,836	- 7.4
Available seat-kilometers (mio)	2,362	- 9.2	18,149	- 5.6
Revenue pax-kilometers (mio)	1,953	- 8.2	14,148	- 9.2
Passenger load-factor (%)	82.7	+ 0.9P.	78.0	- 3.0P.
Cargo/mail in 1,000 tonnes	33	- 3.3	263	- 0.5
Available Cargo tonne-km (mio)	409	+ 1.0	3,215	+ 3.1
Revenue Cargo tonne-km (mio)	283	- 2.9	2,243	- 1.3
Cargo load-factor (%)	69.1	- 2.8P.	69.8	- 3.0P.
Middle East and Africa	**August 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	150	+ 10.2	1,013	+ 6.9
Available seat-kilometers (mio)	795	+ 7.2	6,190	+ 6.3
Revenue pax-kilometers (mio)	608	+ 5.1	4,415	+ 4.1
Passenger load-factor (%)	76.4	- 1.5P.	71.3	- 1.5P.
Cargo/mail in 1,000 tonnes	7	+ 2.4	59	- 7.0
Available Cargo tonne-km (mio)	72	+ 12.0	549	- 2.0
Revenue Cargo tonne-km (mio)	36	- 1.4	307	- 8.0
Cargo load-factor (%)	49.8	- 6.7P.	55.9	- 3.6P.

<u>Translation</u>

Articles of Association

DEUTSCHE LUFTHANSA AKTIENGESELLSCHAFT

Status: June 2003

I. General Provisions

§ 1

The Company is a public limited company bearing the name „Deutsche Lufthansa Aktiengesellschaft".
The Company's registered office is in Cologne.

§ 2

The Company's business purpose is national and international air traffic and the conduct of all business and the operation of all facilities relating to and conducive to civil aviation.

For the furtherance of its business purpose, the Company shall be entitled to establish domestic and foreign branches and agencies, to acquire participating interests in other domestic and foreign enterprises, to acquire outright or set up such enterprises and to conclude all manner of business contracts, including pooling agreements. It can devolve its activities completely or partially to such enterprises.

§ 3

Any announcements of the Company shall be published in the electronic Federal Gazette, failing other mandatory provisions of statute.

II. Nominal Capital and Shares

§ 4

The Company's nominal capital amounts to Euro 976,896,000. It is divided into 381,600,000 no-par value registered shares (i.e. shares without nominal value and registered in the name of the holder).

The Executive Board is authorised, with the consent of the Supervisory Board, to raise the share capital of the Company in one or more stages until 18 June 2007 by up to Euro 200,000,000 through the issue of new registered shares against cash contribution or against contribution in kind (Authorised Capital A). Shareholders shall be granted a subscription right. In the case of share issues against contribution in kind made for the purpose of acquiring companies or interests in companies, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders. The Executive Board is also authorised, with the consent of the Supervisory Board, to exclude fractional amounts from the subscription rights of shareholders. Furthermore, in the case of a capital increase against cash contribution, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders if the issue price is not materially lower than the market price. However, this authorisation is subject to the condition that shares issued in exclusion of subscription rights in accordance with Article 186 paragraph 3 sentence 4 German Stock Corporation Act do not exceed ten per cent of the share capital, either at the time this authorisation is granted or at the time it takes effect or at the time it is implemented. A sell of own shares shall be set off against this limit of ten per cent of share capital if it is carried out after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in accordance with Article 186 paragraph 3 sentence 4 German Stock Corporation Act. This limit of ten per cent of share capital shall also apply to those shares that are issued to service convertible bonds and/or bonds with warrants attached, provided that the bonds were issued after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in application of Article 186 paragraph 3 sentence 4 German Stock Corporation Act. The Executive Board is authorised, with the consent of the Supervisory Board, to determine the further particulars of shareholder rights and the conditions for the share issue.

The Executive Board is authorised, after obtaining the consent of the Supervisory Board, to increase the Company's nominal capital up to June 15, 2004 by up to Euro 25,000,000 through one or more issues of new no-par value registered shares against a contribution in cash (Authorised Capital B). The new shares will be offered solely to the employees of Deutsche Lufthansa Aktiengesellschaft and of companies associated with it. The subscription right of existing shareholders is excluded.

In the event that the circumstances described in section 4 (3) of the Aviation Compliance Documenting Act (*Luftverkehrsnachweissicherungsgesetz*) occur, the Executive Board shall be authorised, after obtaining the consent of the Supervisory Board, to increase the Company's nominal capital by issuing new shares against a contribution in cash and to rule that existing shareholders have no automatic right to subscribe to the new shares. The issue price for the new shares shall be fixed in agreement with the Supervisory Board but must not fall short of the current stock market price by a material margin. A capital increase pursuant to this provision must not exceed 10 per cent of the Company's total nominal capital at the time the measure is taken.

In the event that the circumstances described in section 5 (2) of the Aviation Compliance Documenting Act occur, the Executive Board shall be authorised, after obtaining the consent of the Supervisory Board, to demand shareholders to sell all or part of the shares held by them and to furnish evidence to the Company forthwith that they have done so. Shareholders will be called upon to take such action to the extent necessary to ensure that the Company meets the requirements for retaining its licences, rights and prerogatives under aviation laws and agreements and in the order stipulated in section 5 (3) of the Aviation Compliance Documenting Act. They shall be given an appropriate period of time to comply with this demand and shall be concurrently warned that their failure to comply may incur the legal consequence set out in section 5 (7) of the Aviation Compliance Documenting Act, under which their entitlement to own the shares can be rescinded. The demand to the shareholders, together with the warning that they may forfeit their ownership of the shares as a possible legal consequence of their failure to comply, must allow a compliance period of at least four weeks. A once-only individual call addressed to the shareholders in question may be made instead of a public announcement; in this case,

a compliance period of at least two weeks from the date of receipt of the individual call must be granted.

The nominal capital has been increased conditionally by up to Euro 97,689,600 through the issue of up to 38,160,000 new no-par value registered shares. This conditional capital increase shall be effected only insofar as holders of convertible bonds or bonds with warrants attached, that are issued up to June 15, 2004 by Deutsche Lufthansa AG or a foreign subsidiary in which the Company holds a 100 % direct or indirect interest in accordance with the authorisation given the Executive Board by the Annual General Meeting of June 16, 1999, exercise their conversion or optional subscription rights. The Company´s new no-par value shares resulting from the exercise of conversion or option rights shall be entitled to the dividend for the full financial year in which the conversion or option declaration becomes effective.

The share capital shall be conditionally increased by up to Euro 97,689,000 through the issue of up to 38,160,000 new registered shares. The Conditional Capital increase shall be effected only to the extent that the holders or creditors of conversion rights or subscription rights attached to convertible bonds and/or bonds with warrants attached that are issued until 18 June 2007 under the authorisation granted the Executive Board by the Annual General Meeting of 19 June 2002 by Deutsche Lufthansa AG or by a foreign subsidiary in which the Company holds a 100% direct or indirect interest exercise their conversion or subscription rights, or to the extent that the holders or creditors of mandatory conversions attached to convertible bonds that are issued until 18 June 2007 under the authorisation granted the Executive Board by the Annual General Meeting of 19 June 2002 by Deutsche Lufthansa AG or by a foreign subsidiary in which the Company holds a 100% direct or indirect interest fulfil their mandatory conversions, and provided that own shares are not used for servicing the bond issues. The new shares are entitled to participate in the profits from the start of the financial year in which they are issued as a result of the exercise of conversion or subscription rights or of the fulfilment of mandatory conversions.

§ 5

The shares are registered shares; the shareholder's name, address, date of birth, number of shares owned and nationality (natural persons) or national identity (legal persons) must be entered into the shareholders' register kept by the Company. In the case of individuals or institutions subject to reporting requirements within the meaning of sections 21 ff. of the Securities Trading Act (*Wertpapierhandelsgesetz*), the details listed under section 80 (1) of the German Stock Corporation Act (*Aktiengesetz*) have to be made in addition. Transfer of the shares is subject to the Company's assent (*Vinkulierung*). The Company may only withhold its assent to the transfer of its shares if it has grounds to believe that the registration of the would-be shareholder could jeopardise the Company's licences, rights and prerogatives under aviation laws and agreements.

Shares issued by way of an increase in the nominal capital shall likewise be registered shares.

The right of shareholders to individual certificates evidencing their shares is excluded.

III. Statutes

1. Executive Board

§ 6

The Executive Board shall be composed of at least two persons.

The Supervisory Board shall appoint the members of the Executive Board and determine their number; it may appoint deputy members of the Executive Board. The Supervisory Board may appoint a member of the Executive Board as that body's Chairperson and another member as his/her deputy.

Executive Board decisions shall be taken on the basis of a majority of the votes cast, except in cases in which prevailing law dictates otherwise. In the standing rules for the Executive Board, the Supervisory Board shall nominate the member of the Executive Board with the casting vote in the event of a tied vote.

§ 7

The Company shall be legally represented by two members of the Executive Board or by one such member together with a Company executive with the rank of authorised signatory (*Prokurist*).

2. Supervisory Board

§ 8

The Supervisory Board shall be composed of 20 members.

In elections to the Supervisory Board, no persons should be proposed who have already completed their 70th year of life.

Their election will be effective until the conclusion of the Annual General Meeting responsible for relieving them from office after the fourth consecutive business year, not counting the business year in which their term of office begins.

If any member of the Supervisory Board who is elected by the Annual General Meeting resigns before the end of his/her term of office, a supplementary election shall be held to replace that member. Such a supplementary election shall only be valid for the remainder of the term of office of the resigning member.

Members of the Supervisory Board may resign at any time by submitting their resignation in writing to the Chairman of the Supervisory Board or to the Executive Board.

§ 9

Directly after the Annual General Meeting at which all Supervisory Board members who are to be elected by the Annual General Meeting are newly elected, a Supervisory Board meeting shall be held that requires no special invitation. At this meeting the Supervisory Board shall elect a Chairperson and a Deputy Chairperson from among its number for the duration of its term of office in accordance with section 27 (1) and (2) of the Codetermination Act (*Mitbestimmungsgesetz*). The election shall be chaired by the oldest member of the Supervisory Board in terms of age. If the Chairperson or Deputy Chairperson lays down his/her office before the end of the term, the Supervisory Board shall elect a successor without delay.

Immediately after the Chairperson and Deputy Chairperson of the Supervisory Board have been elected, the Supervisory Board shall constitute the Board as stipulated in section 27 (3) Codetermination Act.

§ 10

The Supervisory Board shall be convened by its Chairperson or, if the latter is prevented from doing so, by its Deputy Chairperson. Section 110 of the German Stock Corporation Act shall apply.

The Supervisory Board shall have a quorum if the members have been invited by letter or telegram sent to their last known address at least one week in advance and if at least one half of the members are present or represented for voting purposes pursuant to section 108 (3) of the German Stock Corporation Act. Decisions of the Supervisory Board shall be taken by a simple majority of the votes cast. In the event of a tied vote, the same item must be put to a second vote; if it, too, results in a tie, the Chairperson of the Supervisory Board shall have a casting vote. The Deputy Chairperson shall have no casting vote.

The Chairperson shall determine the form in which voting is to be conducted. Decisions may be taken by letter, telegram or telephone if the Chairperson of the Supervisory Board or, if the latter is prevented from doing so, the Deputy Chairperson proposes such a vote and allows sufficient time for it to be performed and if no member of the Supervisory Board objects to such a procedure. In such cases the above provisions shall apply *mutatis mutandis.*

§ 11

The Supervisory Board shall be entitled to appoint committees from its number and to draw up standing rules defining their duties and powers.

The composition of the committees with decision-making powers must be such that the members of the Supervisory Board elected by the Annual General Meeting and those elected by the employees are equally represented. Such committees shall only have a quorum if at least three of their members are involved in the taking of the decision.

Minutes must be taken at each meeting of the Supervisory Board and its committees and signed by the Chairperson. The minutes must specify the place and date of the meeting, the participants, the items on the agenda, the substance of the discussions and the decisions taken.

Decisions of the Supervisory Board and its committees taken by postal, telegraphic or telephone vote as per section 10 paragraph 3 above shall be included in the minutes of the next meeting of the Supervisory Board or its committees.

The Supervisory Board is also empowered to change the wording but not the spirit of the Articles of Association.

§ 12

The Supervisory Board shall draw up a set of standing rules for the Executive Board in which *inter alia* it may stipulate that certain specified types of business require its consent.

The approval of the Supervisory Board shall not be a condition for the legal validity of the transaction to be performed.

§ 13

The members of the Supervisory Board shall receive a remuneration for their services of Euro 20,000 plus a variable payment of Euro 1,000 for each Euro 0.01 per share in excess of Euro 0.25 per share on the dividend approved by the AGM. The Chairperson shall receive triple and the Deputy Chairperson one and a half times this amount. In addition, a committee member shall receive 25% and the chairperson of a committee 50% of this amount. Any remuneration in respect of committee activities is subject to the proviso that the committee has met at least once per financial year.

The members of the Supervisory Board shall in addition receive a reimbursement for their out-of-pocket expenses (in particular travel expenses) and an attendance fee of Euro 500 for each meeting. The Company further reimburses the premium for a group accident insurance and the value-added tax on their remunerations.

The members of the Supervisory Board shall also be entitled to concessionary travel facilities in line with IATA and Company provisions.

3. Annual General Meeting

§ 14

The Annual General Meeting shall be convened by the Executive Board or the Supervisory Board.

It can be held in the city in which the Company's registered office is situated or in a German city in which a stock exchange is located.

§ 15

Only shareholders whose names are entered in the share register and who were registered in good time shall be entitled to attend the Annual General Meeting.

Registrations for participating in Annual General Meetings must be received by the Company no later than the third day prior to the AGM. If the end of the registration period falls on a Saturday, Sunday or public holiday, the registration period closes on the preceding workday in each case. The shares entitled to vote are those that are entered in the share register on the final day of the registration period. Shareholders are entitled to be presented by proxy.

If a person appointed by the Company is authorised to exercise voting rights, the proxy authorisation may be granted in writing, by telefax or by another electronic means stipulated by the Company. The details shall be published together with the convening of the Annual General Meeting.

§ 16

The Annual General Meeting shall be chaired by the Chairperson of the Supervisory Board or, if the latter is prevented from doing so, by the Deputy Chairperson of the Supervisory Board. If neither is able to chair the AGM, this task shall be assigned to another member of the Supervisory Board chosen by the members of the Supervisory Board present. Should no member of the Supervisory Board take the chair, a Chairperson shall be elected by the Annual General Meeting under the direction of the oldest shareholder present. The Chairperson shall steer the meeting, determine the order of the items on the agenda and the manner of voting.

§ 17

The Annual General Meeting shall take decisions by a simple majority of the votes cast unless the Articles of Association or mandatory provisions of the German Stock Corporation Act determine otherwise. Where the German Stock Corporation Act requires that a majority of

the nominal capital represented at the AGM must be cast in order to carry the vote, a simple majority of the nominal capital represented shall suffice as long as that is legally permissible. In the event of a tied vote, the proposition shall be deemed to be rejected.

If there is no majority in the first ballot of an election, a second ballot shall be held between the two candidates who have received the largest number of votes. If the vote is tied, a decision will be reached by drawing lots.

Each registered share shall give entitlement to one vote.

IV. Financial Statements and Appropriation of Earnings

§ 18

The financial year is the calendar year.

§ 19

In the first three months of the new financial year, the Executive Board shall draw up the financial statements and management report for the preceding financial year and submit these documents to the auditors of the financial statements. In the first four month of the financial year it shall, in addition, draw up the Group accounts and Group management report and submit them to the auditors of the Group financial statements.

The financial statements, the management report and the auditor's report shall be submitted to the Supervisory Board immediately after receipt of the auditor's report and, if possible, within the first five months of the new financial year. The same applies to the Group financial statements, the Group management report and the Group auditor's report.

The Executive Board and the Supervisory Board shall be entitled to appropriate more than half of the net profit for the year to Other

retained earnings if the distributed portion of the profit suffices to pay a dividend of at least 10 per cent on the nominal capital.

§ 20

Within the first eight months of each financial year the Annual General Meeting shall resolve whether to formally relieve the Executive and Supervisory Boards (i.e. to rule that they acquitted themselves adequately during the past financial year) and vote on the proposed appropriation of the distributable portion of the profit and, where required by law, on the approval of the financial statements. The Annual General Meeting shall also appoint the auditors of the financial statements and of the Group financial statements for the current financial year.

§ 21

Different dividend entitlement rights may be defined for an issue of new shares.

* * *

News/Aktuell News

21 August 2003

Lufthansa

▶ Reduction in working hours for ground personnel to end on 31 August 2003

The Executive Board has decided that, as of September, the Lufthansa ground personnel will return to normal working hours once again and that all capacities will be made available for the coming particularly busy autumn months. Due to the rising demand the termination of the reduction in working hours has been approved, although the revenue losses which were the reason for the introduction of the measure continue to be a cause for concern. The other crisis measures including the freeze on the hiring of personnel remain in force. Strict cost discipline will continue to be unavoidable in future, too.

Frankfurt, 21 August 2003

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